UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated November 1, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated October 30, 2013.

•	Press Release dated October 30, 2013.

•	Press Release dated October 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	November 1, 2013	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. Declares Quarterly Dividends

CALGARY, Alberta, October 30, 2013 – Enbridge Inc. (TSX, NYSE: ENB) Enbridge Inc.’s Board of Directors has declared a quarterly dividend of $0.315 per common share, payable on December 1, 2013 to shareholders of record on November 15, 2013. The amount of the dividend is consistent with the September 1, 2013 dividend.

The Board also declared the following quarterly dividends for Enbridge Inc. Preferred Shares. All dividends are payable on December 1, 2013 to shareholders of record on November 15, 2013:

Preferred Shares, Series A		$0.34375
Preferred Shares, Series B		$0.25
Preferred Shares, Series D		$0.25
Preferred Shares, Series F		$0.25
Preferred Shares, Series H		$0.25
Preferred Shares, Series J	US$	0.25
Preferred Shares, Series L	US$	0.25
Preferred Shares, Series N		$0.25
Preferred Shares, Series P		$0.25
Preferred Shares, Series R		$0.25
Preferred Shares, Series 1	US$	0.25
Preferred Shares, Series 3		$0.25
Preferred shares, Series 5[1]	US$	0.1959

1	The first dividend declared for Preferred Shares, Series 5 includes accrued dividends from September 27, 2013, the date the shares were issued. The regular quarterly dividend of $0.275 per share will take effect on March 1, 2014.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. - Investment Community	Enbridge Inc. - Media

Jody Balko	Graham White
(403) 231-5720	(403) 508-6563/(888) 992-0997
Email: jody.balko@enbridge.com	Email: graham.white@enbridge.com

NEWS RELEASE

Enbridge to Develop $1.6 Billion Wood Buffalo Extension Pipeline for Fort Hills and Suncor

CALGARY, Alberta, Oct. 30, 2013 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) today announced that it has been selected by the Fort Hills partners (Suncor Energy Inc., Total E&P Canada Ltd. and Teck Resources Limited) as well as Suncor Energy Oil Sands Limited Partnership (Suncor) to develop a new $1.6 billion pipeline to transport crude oil production under long term transportation commitments to Enbridge’s mainline hub at Hardisty, Alberta. The Wood Buffalo Extension pipeline will transport volumes from the proposed Fort Hills oil sands project as well as growth from Suncor’s existing oil sands operations. The pipeline remains subject to Suncor board approval, as well as customary regulatory approvals.

Enbridge will transport as much as 490,000 barrels per day of diluted bitumen produced at the Fort Hills Partners’ project in northeastern Alberta and Suncor’s growing oil sands production in the Athabasca region. The pipeline will be an extension of the recently commissioned Wood Buffalo Pipeline and will be constructed from Enbridge’s Cheecham Terminal to its Battle River Terminal at Hardisty. It is targeted to come into service in the second quarter of 2017. Once the pipeline is completed, the proposed Fort Hills oil sands project will become the eleventh oil sands project to be connected to Enbridge’s infrastructure in the Athabasca region.

“This project builds on our strong relationships with Suncor and Total and establishes an important relationship with Teck Resources,” said Stephen J. Wuori, President, Liquids Pipelines and Major Projects. “Securement of this opportunity reflects Enbridge’s strong competitive position in the region, leveraging our existing Wood Buffalo line and our major project execution capability, including preferential line pipe procurement and pipe lay contractor agreements.”

The project will include a 450-kilometre (281-mile), 30-inch (75-centimetre) pipeline from Cheecham to the Battle River Terminal, and associated terminal upgrades. The initial term of the transportation agreement is 25 years, with the Fort Hills Partners and Suncor having the right to extend the agreement for successive five-year terms.

Enbridge is committed to timely and meaningful dialogue with all stakeholders, including shareholders, customers, Aboriginal and Native American communities, governments, regulators, landowners, and employees among others, regarding all of our projects, operations and activities. Enbridge will ensure this project is conducted in an environmentally responsible manner with a focus on the safety of our employees and the community.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

-- 30 --

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to Develop $1.4 Billion Norlite Diluent Pipeline

CALGARY, Alberta, Oct. 30, 2013 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) today announced that it will develop a new industry diluent pipeline with associated capital of up to $1.4 billion, depending on scope, to meet the needs of multiple producers in the Athabasca oil sands region. The base 16-inch diameter scope for the project will be anchored by throughput commitments from the Fort Hills Partners (Suncor Energy Inc., Total E&P Canada Ltd. and Teck Resources Limited) for volumes for the proposed Fort Hills oil sands project and by Suncor Energy Oil Sands Limited Partnership (Suncor) for its proprietary oil sands production. The Norlite Pipeline remains subject to Suncor board approval, as well as customary regulatory approvals.

Enbridge anticipates securing additional long term commitments to the Norlite Pipeline in the near term which could result in an increase in scope to a 24-inch / 20-inch system. This Norlite system would be capable of transporting 270,000 barrels per day of diluent from Edmonton into the oil sands region and has the potential to be further expanded with the addition of pump stations to an ultimate capacity of over 400,000 barrels per day.

The pipeline will be constructed to Enbridge’s Cheecham Terminal with an extension to Suncor’s East Tank Farm, which is adjacent to Enbridge’s Athabasca Terminal, and a potential lateral line to a new Enbridge Norealis Terminal to serve the needs of shippers in the production area Northeast of Fort McMurray. The targeted in-service date is the second quarter of 2017. The Norlite system may access certain existing capacity on Keyera’s pipelines between Edmonton and Stonefell, thus avoiding the need to build new pipe in that corridor. In exchange for Enbridge’s right to access capacity on the existing Keyera pipelines, Keyera may elect to participate in the new pipeline infrastructure as a 30 per cent non-operating owner.

“The Norlite Pipeline represents Enbridge’s entry into the oil sands regional diluent pipeline business and will extend the pathway that was first created with the Southern Lights diluent pipeline into Edmonton,” said Stephen J. Wuori, President, Liquids Pipelines and Major Projects. “With the Fort Hills Partners and Suncor anchoring the base volumes on the line and Enbridge’s ability to upsize the pipeline, we are able to offer significant incremental capacity to efficiently supply the fast-growing demand for additional diluent in the oil sands region. Norlite will expand our service offerings in the Athabasca region where Enbridge can now provide diluent transportation service into the region to augment our already strong position in the transportation of diluted bitumen.”

The initial term of the anchor transportation agreement is 25 years, with the Fort Hills Partners and Suncor having the right to extend the agreement for successive five-year terms. With this project and previously announced projects, Enbridge currently has a total of approximately $7 billion of commercially secured expansions of or additions to its Regional Oil Sands System which will go into service between 2014 and 2017.

Enbridge is committed to timely and meaningful dialogue with all stakeholders, including shareholders, customers, Aboriginal and Native American communities, governments, regulators, landowners, and employees among others, regarding all of our projects, operations and activities. Enbridge will ensure this project is conducted in an environmentally responsible manner with a focus on the safety of our employees and the community.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com